

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 5, 2017

Glen A. Messina
President and Chief Executive Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054

> **Re: PHH Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2017**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **File No. 001-07797**

Dear Mr. Messina:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney
Office of Legal Services